Exhibit 99-1
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[GRAPHIC OMITTED]


              KOOR INDUSTRIES ANNOUNCES RESULTS OF GENERAL MEETING
                   IN REGARDS WITH THE SALE OF SHERATON MORIAH


TEL AVIV, Israel - February 28, 2007 - Koor Industries (NYSE: KOR), a leading Israeli holding Company, announces that the Company's General Meeting, held on February 28, 2007 has approved the sale of the Company's holdings (approximately 56.5%) in Sheraton Moriah (Israel) Ltd. to Azorim - Investment in Development and Construction Ltd. ("Azorim") (or 75% to Azorim and 25% to Boymelgreen Capital Ltd., the controlling shareholder of Azorim, or to any other entity controlled by Azorim (collectively, the "Purchaser")) in a transaction interrelated with the sale by Clal Tourism Ltd. ("Clal Tourism") of its holdings in Accor-Clal Israel Hotels (1995) Ltd. and in Accor-Clal Israel Hotel Management Company Ltd. to the Purchaser, and the pro rata allocation between the Company and Clal Tourism of the costs and expenses of the interrelated transactions.

In addition, Koor announces that the Restrictive Trade Practices Controller has approved the transaction yesterday.

However, the closing of the transaction is subject to further conditions which have yet to be fulfilled, as stated in Koor's announcement as of December 17, 2006.



ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                             IR CONTACTS
Avital Lev, CPA, Investor Relations         Ehud Helft/Kenny Green
Koor Industries Ltd.                        GK Investor Relations
Tel:  972 3  607 - 5111                     Tel:  1 866 704 - 6710
Fax: 972 3  607 - 5110                      Fax: 972 3 607 - 4711
avital.lev@koor.com                         ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.